Exhibit 99.1

ICON Announces Appointment of Professor William Hall to Board of Directors

DUBLIN--(BUSINESS WIRE)--February 21, 2013--ICON plc, (NASDAQ: ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced the appointment of Professor William Hall as a non-executive director.

A renowned expert in infectious diseases and virology, Professor Hall is Chair of Medical Microbiology and Director of the Centre for Research in Infectious Diseases at University College Dublin’s (UCD) School of Medicine and Medical Science. He is also a director of UCD’s National Virus Reference Laboratory and is a consultant microbiologist at St. Vincent’s University Hospital Dublin. Professor Hall also serves as a consultant to the Minister of Heath and Children in the Republic of Ireland, providing input on a number of topics including influenza pandemic preparedness and bioterrorism.

Prior to his tenure at UCD, Professor Hall was Professor and Head of the Laboratory of Medical Virology, Senior Physician and Director of the Clinical Research Centre at the Rockefeller University in New York. He has also served as an Assistant and Associate Professor of Medicine at Cornell University.

Professor Hall is a board member of The Atlantic Philanthropies and is a co-founder of the Global Virus Network.

“We are delighted to welcome Professor Hall to the ICON Board,” commented Chairman, Mr. Thomas Lynch. “His knowledge and expertise in virology and infectious diseases, coupled with his international research collaborations in these fields will complement the strengths and talents of our existing board members.”

The information contained in this release is as of 21st February 2013. The statements made in this press release may contain forward-looking statements that involve a number of risks and uncertainties. A description of risks and uncertainties relating to ICON and its business can be found in ICON’s Annual Report for the fiscal year ended December 31, 2011 and in the forms filed with the US Securities and Exchange Commission, including the Forms 20-F, F-1, S-8 and F-3. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 79 locations in 37 countries and has approximately 10,045 employees. Further information is available at www.iconplc.com.

Source: ICON plc

ICON/ICLR-F

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Simon Holmes EVP Investor Relations and Corporate Development
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